RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.reliancecommunications.co.in

07028464

Exemption File No. 82 – 35005

30th November, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 29th November, 2007 alongwith Limited Review Report for the quarter ended 30th September, 2007, to the Stock Exchanges in India as per requirements of the Listing Agreement executed with them.

Copies of the same are enclosed herewith for your information and record.

Kindly take the same on your record.

Thanking You.

Your Faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

PROCESSED
DEC 0 7 2007
THOMSON
FINANCIAL

RELIANCE Communications
Anil Dhirubhai Ambani Group

Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.reliancecommunications.co.in

Exemption file No. 82-35005

Ref: SE/002/2007-08/6

November 29, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Limited Review Report for the quarter ended 30th September, 2007

Further to our letter dated 31st October, 2007, we enclose herewith copy of the Limited Review Reports for the quarter ended 30th September, 2007, issued by the Auditors of the Company in terms of Clause 41 of the Listing Agreement.

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

RELIANCE COMMUNICATIONS LTD.

BSR & Co.
(Registered)
Chartered Accountants

Review report

To the Board of Directors of Reliance Communications Limited

1. We have reviewed the accompanying statement of un-audited financial results of Reliance Communications Limited ('the Company') for the quarter and half year ended 30 September 2007. This statement is the responsibility of the Company's management and has been approved by the Board of Directors. Comparative information for the quarter ended 30 September 2006 included in the accompanying statement has not been subjected to review and comparative information for the half year ended 30 September 2006 included in the accompanying statement has been subject to review by another firm of auditors.

2. A review of interim financial information consists principally of applying analytical procedures for financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion.

3. As further explained in detail in note 7(iii) to the financial results, with effect from 1 April 2007, the Company has reclassified the liability towards foreign currency convertible bonds ('FCCB') from monetary to non-monetary liability on the basis that given the current trend of earnings and movement of the Company's share prices over the period of redemption of the aforesaid bonds, it is expected that the bond holders would opt for conversion into shares of the Company and not redeem them for cash. Accordingly, the liability towards FCCB has not been revalued at the period-end exchange rate.

   In our opinion, pending exercise of the conversion option by the bondholders, the liability towards FCCB should continue to be accounted for as monetary liability and revalued at the period-end exchange rate in accordance with AS-11 'The Effects of Changes in Foreign Exchange Rates', issued by the Institute of Chartered Accountants of India (ICAI). In case this accounting treatment was followed, the profit for the quarter and half year ended 30 September 2007 would be higher by Rs.129 crores and Rs 544 crores respectively. We are seeking clarification on the above from the Expert Advisory Committee (EAC) of the ICAI and accordingly, our opinion in paragraph 4 below is pending such confirmation from the EAC.

4. Based on our review conducted as above, and read with the matter stated in paragraph 3 above, nothing has come to our notice that causes us to believe that, the accompanying statement of un-audited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the listing agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **BSR & Co.**
Chartered Accountants

Natrajan Ramkrishna
Membership No: 032815

Mumbai
31 October 2007

Unaudited Financial Results (Standalone) for the Quarter and Six months ended 30th September 2007

(Rs. Crore - except EPS and share data)

Sl. No.	Particulars	Three months ended		Six months ended		Previous Year ended (Fifteen months)
		30-Sep-07	30-Sep-06	30-Sep-07	30-Sep-06	31-Mar-07
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Income from Operations	3,328.39	2,822.85	6,357.32	5,541.52	11,725.26
2	Other Income	0.82	15.87	1.58	29.36	36.65
3	Total Income (1+2)	3,329.21	2,838.72	6,358.90	5,570.88	11,761.91
4	Expenditure					
	a) Access Charges	633.01	626.60	1,259.61	1,266.33	2,611.40
	b) License Fee	266.99	233.93	542.57	460.21	982.24
	c) Employee Cost	225.78	175.51	408.17	329.99	684.40
	d) Depreciation and Amortisation	468.14	514.52	883.67	935.51	1,836.12
	e) Other Expenses	961.60	760.84	1,803.31	1,445.99	2,954.84
	f) Total	2,555.52	2,311.40	4,897.33	4,457.06	9,069.00
5	Financial Charges (Net)	(29.55)	53.88	(18.60)	133.33	248.16
6	Exceptional Items	-	15.00	-	30.00	23.90
7	Profit Before tax (3 - 4 - 5 - 6)	803.24	458.44	1,680.17	950.16	2,420.65
8	Provision for Taxation (including Fringe Benefit Tax and Deferred Tax)	2.00	(3.28)	41.63	14.57	12.00
9	Profit after tax (7- 8)	801.24	461.72	1,638.54	935.89	2,408.65
10	Paid-up Equity Share Capital (Face Value of Rs.5 each)	1,022.31	1,022.31	1,022.31	1,022.31	1,022.31
11	Reserve excluding Revaluation Reserve as per Balance Sheet of previous accounting year					19,503.23
12	Earning per Share (Not annualised)					
	- Basic Rs.	3.92	2.26	8.01	4.55	11.95
	- Diluted Rs.	3.71	2.21	7.59	4.45	11.23
13	Public Shareholding					
	Number of shares	679,803,930	679,793,530	679,803,930	679,793,530	679,803,930
	Percentage of shareholding	33.25%	33.25%	33.25%	33.25%	33.25%

FOR IDENTIFICATION

For B S R & CO. (Registered.)

RELIANCE COMMUNICATIONS

Sl. No.	Particulars	Three months ended		[illegible]		[illegible] (Fifteen months)
		30-Sep-07	30-Sep-06	30-Sep-07	30-Sep-06	31-Mar-07
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
14	Segment revenue					
	a) Wireless	2,680.14	2,159.97	5,234.78	4,258.64	9,211.45
	b) Global	991.32	949.34	1,980.17	1,320.20	3,616.13
	c) Broadband	293.36	174.09	544.88	317.27	756.42
	c) Others / Unallocated	0.83	15.53	1.58	29.35	36.65
	Total	3,965.65	3,293.92	7,321.41	6,425.46	13,620.64
	Less: Inter segment Revenue	(636.44)	(460.20)	(1,262.51)	(554.58)	(1,858.73)
	Income from Operations	3,329.21	2,838.72	6,558.90	5,570.88	11,761.91
15	Segment results					
	Profit / (Loss) before tax and financial charges from each segment					
	a) Wireless	476.50	359.13	1,118.37	775.77	1,899.41
	b) Global	217.91	201.44	455.44	402.04	807.37
	c) Broadband	81.24	38.99	113.46	43.25	152.36
	e) Others / Unallocated	(1.96)	(72.24)	(25.70)	(111.41)	(157.23)
	Total	773.69	527.32	1,661.57	1,113.62	2,692.91
	Less : Financial Charges (Net)	(29.55)	53.88	(18.60)	133.36	248.16
	Less : Other Unallocable expenditure net of un-allocable income	-	15.00	-	30.00	23.90
16	Total Profit Before Tax	803.24	458.44	1,680.17	950.46	2,420.85
17	Capital Employed					
	(Segment Assets - Segment Liabilities)					
	a) Wireless	11,126.45	12,760.49	11,126.45	12,760.49	11,977.05
	b) Global	2,558.04	2,806.01	2,558.04	2,806.01	2,561.31
	c) Broadband	2,051.93	1,835.34	2,051.93	1,835.34	1,941.79
	d) Others / unallocated	22,176.45	13,928.56	22,176.45	13,928.56	18,613.23
	Total	37,912.87	31,330.40	37,912.87	31,330.40	35,093.38

SIGNED FOR IDENTIFICATION
BY

For B. S R & CO. (Registered.)

RELIANCE COM[illegible] LTD

April,2006 to 30th September,2006) of previous year has been reported as corresponding previous period.

3 The Scheme of Amalgamation (Scheme) w.e.f. 1st April, 2006 for merger of Synergy Entertainment Solutions Private Limited (SESPL), with Reliance Communications Infrastructure Limited (RCIL), wholly owned subsidiaries of the Company, as approved by the Hon'ble High Court of Judicature at Bombay vide order dated 11th June, 2007, became effective from 1st October 2007 and SESPL being dissolved ceased to be the subsidiary of the Company.

ii The Scheme of Amalgamation (Scheme) w.e.f. 1st April, 2006 for merger of Reliance Infoinvestments Limited (RIL) with Reliance Communications Infrastructure Limited (RCIL), wholly owned subsidiaries of the Company as approved by the Hon'ble High Court at Judicature at Bombay vide order dated 20th June,2007, became effective from 23rd July,2007 and RIL being dissolved, ceased to be the subsidiary of the Company.

iii The Scheme of Amalgamation (Scheme) w.e.f. 1st April, 2006 for merger of Reliable Internet Services Limited (RISL), with Reliance Telecom Limited (RTL), wholly owned subsidiaries of the Company, as approved by the Hon'ble High Court of Judicature at Bombay vide order dated 12th June, 2007 became effective from 29th September, 2007 and RISL being dissolved, ceased to be the subsidiary of the Company.

4 Pursuant to the request received from the holders of the FCCB, the Company has allotted 76,76,371 equity shares of Rs. 5 each at an aggregate premium of Rs. 372.43 crore, subsequent to 30th September, 2007. Consequent upon the said allotment the paid up share capital of the Company has increased to 205,21,91,361 fully paid equity shares of Rs. 5 each.

5 An agreement has been signed by Flag Telecom Group Limited (FLAG), a subsidiary of the Company, to acquire US based Yipes Holdings Inc. (Yipes), a leading provider of managed Ethernet Service, for a consideration of USD 300 million.The deal is under process of execution.

6 Pursuant to the judgment of Telecom Disputes Settlement And Appellate Tribunal (TDSAT) dated 31st August, 2007 on component of Adjusted Gross Revenue for payment of revenue share, the Company will be entitled to refund of Rs.186.73 crore and the same has been accounted as income in this quarter / six months ended September, 2007

7 Consequent upon Accounting Standards 11 "The Effect of Changes in Foreign Exchange Rates" ('AS') as notified by Companies (Accounting Standards) Rules, 2006 becoming applicable to the current accounting period commencing on 1st April, 2007, and considering the view expressed by the Council of the Institute of Chartered Accountants of India that the provisions of the AS would prevail notwithstanding that they are in conflict with Schedule VI of the Companies Act, 1956, the Company has re examined the accounting policies related to accounting for changes in foreign exchange rates, as a result of which:

i Net gain arising on account of foreign exchange difference amounting to Rs. 185.69 crore and Rs 538.20 crore for the quarter and six months ended 30th September, 2007 respectively, relating to liabilities for acquisition of fixed assets, have been recognized in the Profit and Loss Account.

ii Gain of Rs. 32.90 crore and loss of Rs 186.45 crore for the quarter and six months ended 30th September, 2007 respectively arising on mark to market of Derivative Instruments are recognized in the Profit and Loss Account; and

iii Foreign Currency Convertible Bonds are treated as non monetary liabilities also pursuant inter alia market price of the Company's equity share exceeding the conversion price, stipulated in the offer document. Consequently foreign exchange gain of Rs 129.00 crore and Rs. 543.75 crore for the quarter and six months ended 30th September,2007 respectively is not recognised in the Profit and Loss Account

If these changes had not been made, the profit would have been lower by Rs.89.59 crore for the quarter ended 30th September 2007, and higher by Rs.192.00 crore for the six months ended 30th September, 2007.

8 No complaint from Investors was pending at the beginning of the quarter. During the quarter 129 complaints were received and all the complaints were resolved. No complaint was pending as on 30th September, 2007.

9 The Company is operating Wireless, Broadband, Global and Others segments as per Accounting Standard 17 (Segment Reporting), issued by the Institute of Chartered Accountants of India, and accordingly segment wise information are given.

10 After review by the Audit Committee, Board of Directors of the Company has approved the above results at their meeting held on 31st October, 2007 and same are subjected to limited review by the Statutory Auditors of the Company.

For Reliance Communications Limited

Place: Mumbai
Date: 31st October, 2007.

Anil D. Ambani
Chairman

SIGNED FOR IDENTIFICATION
BY

For B S R & CO. (Registered.)

RELIANCE COMMUNICATIONS LTD.

Review report

To the Board of Directors of
Reliance Communications Limited

1. We have reviewed the accompanying statement of un-audited financial results of Reliance Communications Limited ('the Company') for the quarter ended 30 September 2007. This statement is the responsibility of the Company's management and has been approved by the Board of Directors. Comparative information for the quarter ended 30 September 2006 included in the accompanying statement has been subjected to review by another firm of auditors.

2. A review of interim financial information consists principally of applying analytical procedure of financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than in audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Attention is drawn to note 7 (iii) to the financial results, with effect from 1 April 2007, the Company has reclassified the liability towards foreign currency convertible bonds ('FCCB') from monetary to non-monetary liability on the basis that given the current trend of earnings and movement of the Company's share prices over a period of redemption of the aforesaid bonds, it is expected that the bond holders would opt for conversion into shares of the Company and not redeem them for cash. Accordingly the liability towards FCCB has not been revalued at the period end exchange rate.

4. Based on our review conducted as above, nothing has come to our notice that causes has to believe that, the accompanying statement of un-audited financial results prepared in accordance with accounting and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the listing agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Chaturvedi and Shah
Chartered Accountants

Lalit R.Mhalsekar
Membership No: 103418
Mumbai
Date 31st October 2007

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

Head Office: 714-715, Tulsiani Chambers, 212, Nariman Point, Mumbai-400 021.
Tel.: (022) 3021 8500 Fax: (022) 3021 8595

Office: 912-913, Tulsiani Chambers, 212, Nariman Point, Mumbai-400 021.

Branches: Ahmedabad • Bangalore • Delhi • Jamnagar • Kolkata

RELIANCE COMMUNICATIONS LTD

Reliance Anil Dhirubhai Ambani Group

website: www.reliancecommunications.co.in, www.rcom.com

Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results (Standalone) for the Quarter and Six months ended 30th September, 2007

(Rs. in crore - Except EPS and share data)

Sl. No.	Particulars	Three months ended		Six months ended		Previous Year ended (Fifteen months)
		30-Sep-07	30-Sep-06	30-Sep-07	30-Sep-06	31-Mar-07
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Income from Operations	3,328.39	2,822.85	6,557.32	5,541.52	11,725.26
2	Other Income	0.82	15.87	1.58	29.36	36.65
3	**Total Income (1+2)**	**3,329.21**	**2,838.72**	**6,558.90**	**5,570.88**	**11,761.91**
4	**Expenditure**					
	a) Access Charges	633.01	628.60	1,259.61	1,266.39	2,611.40
	b) License Fee	266.99	233.93	542.57	480.21	982.24
	c) Employee Cost	225.78	173.51	408.17	328.96	684.40
	d) Depreciation and Amortisation	468.14	514.52	883.67	935.51	1,836.12
	e) Other Expenses	961.60	760.84	1,803.31	1,445.99	2,954.84
	f) Total	**2,555.52**	**2,311.40**	**4,897.33**	**4,457.06**	**9,069.00**
5	Financial Charges (Net)	(29.55)	53.88	(18.60)	133.36	248.16
6	Exceptional Items	-	15.00	-	30.00	23.90
7	**Profit Before tax (3 - 4 - 5 - 6)**	**803.24**	**458.44**	**1,680.17**	**950.46**	**2,420.85**
8	Provision for Taxation (including Fringe Benefit Tax and Deferred Tax)	2.00	(3.28)	41.63	14.57	12.00
9	**Profit after tax (7- 8)**	**801.24**	**461.72**	**1,638.54**	**935.89**	**2,408.85**
10	Paid-up Equity Share Capital (Face Value of Rs.5 each)	1,022.31	1,022.31	1,022.31	1,022.31	1,022.31
11	Reserve excluding Revaluation Reserve as per Balance Sheet of previous accounting year					19,503.23
12	Earning per Share (Not annualised)					
	- Basic Rs.	3.92	2.26	8.01	4.58	11.98
	- Diluted Rs.	3.71	2.21	7.59	4.48	11.23
13	Public Shareholding					
	Number of shares	679,803,930	679,793,530	679,803,930	679,793,530	679,803,930
	Percentage of shareholding	33.25%	33.25%	33.25%	33.25%	33.25%


CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS


RELIANCE COMM

Segment wise Revenue, Results and Capital Employed

Rs. in crore

Sl. No.	Particulars	Three months ended		Six months ended		Year ended (Fifteen months)
		30-Sep-07	30-Sep-06	30-Sep-07	30-Sep-06	31-Mar-07
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
14	**Segment revenue**					
	a) Wireless	2,680.14	2,159.97	5,294.78	4,258.64	9,211.45
	b) Global	991.32	949.34	1,980.17	1,820.20	3,616.12
	c) Broadband	293.36	174.08	544.88	317.27	756.42
	d) Others / Unallocated	0.83	15.53	1.58	29.35	36.65
	Total	**3,965.65**	**3,298.92**	**7,821.41**	**6,425.46**	**13,620.64**
	Less: Inter segment Revenue	(636.44)	(460.20)	(1,262.51)	(854.58)	(1,858.73)
	Income from Operations	**3,329.21**	**2,838.72**	**6,558.90**	**5,570.88**	**11,761.91**
15	**Segment results**					
	Profit / (Loss) before tax and financial charges from each segment					
	a) Wireless	476.50	359.13	1,118.37	779.77	1,890.41
	b) Global	217.91	201.44	455.44	402.24	807.37
	c) Broadband	81.24	38.99	113.46	43.25	152.36
	e) Others / Unallocated	(1.96)	(72.24)	(25.70)	(111.44)	(157.23)
	Total	**773.69**	**527.32**	**1,661.57**	**1,113.82**	**2,692.91**
	Less : Financial Charges (Net)	(29.55)	53.88	(18.60)	133.36	248.16
	Less : Other Unallocable expenditure net of un-allocable income	-	15.00	-	30.00	23.90
16	**Total Profit Before Tax**	**803.24**	**458.44**	**1,680.17**	**950.46**	**2,420.85**
17	**Capital Employed**					
	(Segment Assets - Segment Liabilities)					
	a) Wireless	11,126.45	12,760.49	11,126.45	12,760.49	11,977.05
	b) Global	2,558.04	2,806.01	2,558.04	2,806.01	2,561.31
	c) Broadband	2,051.93	1,835.34	2,051.93	1,835.34	1,941.79
	d) Others / unallocated	22,176.45	13,928.56	22,176.45	13,928.56	18,613.23
	Total	**37,912.87**	**31,330.40**	**37,912.87**	**31,330.40**	**35,093.38**

CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

NOTES

1 Previous period figures have been reworked, regrouped, rearranged and reclassified, wherever required.

2 During the previous period, financial year of the Company was for fifteen months from 1st January,2006 to 31st March,2007.To enable relevant comparison, third quarter of the previous period (from 1st July,2006 to 30th September,2006) and six months (from 1st April,2006 to 30th September,2006) of previous year has been reported as corresponding previous periods.

3 i The Scheme of Amalgamation (Scheme) w.e.f. 1st April, 2006 for merger of Synergy Entrepreneur Solutions Private Limited (SESPL), with Reliance Communications Infrastructure Limited (RCIL), wholly owned subsidiaries of the Company, as approved by the Hon'ble High Court of Judicature at Bombay vide order dated 11th June, 2007, became effective from 1st September, 2007 and SESPL being dissolved, ceased to be the subsidiary of the Company.

ii The Scheme of Amalgamation (Scheme) w.e.f. 1st April, 2006 for merger of Reliance Infoinvestments Limited (RIIL) with Reliance Communications Infrastructure Limited (RCIL), wholly owned subsidiaries of the Company as approved by the Hon'ble High Court at Judicature at Bombay vide order dated 20th June,2007, became effective from 23rd July,2007 and RIIL being dissolved, ceased to be the subsidiary of the Company.

iii The Scheme of Amalgamation (Scheme) w.e.f. 1st April, 2006 for merger of Reliable Internet Services Limited (RISL), with Reliance Telecom Limited (RTL), wholly owned subsidiaries of the Company, as approved by the Hon'ble High Court of Judicature at Bombay vide order dated 12th June, 2007 became effective from 29th September, 2007 and RISL being dissolved, ceased to be the subsidiary of the Company.

4 Pursuant to the request received from the holders of the FCCB, the Company has allotted 75,76,371 equity shares of Rs. 5 each at an aggregate premium of Rs. 372.43 crore, subsequent to 30th September, 2007. Consequent upon the said allotments the paid up share capital of the Company has increased to 205,21,91,361 fully paid equity shares of Rs. 5 each.

5 An agreement has been signed by Flag Telecom Group Limited (FLAG), a subsidiary of the Company, to acquire US based Yipes Holdings Inc. (Yipes), a leading provider of managed Ethernet Service, for a consideration of USD 300 million.The deal is under process of execution.

6 Pursuant to the judgment of Telecom Disputes Settlement And Appellate Tribunal (TDSAT) dated 31st August, 2007 on component of Adjusted Gross Revenue for payment of revenue share, the Company will be entitled to refund of Rs.166.73 crore and the same has been accounted as income in this quarter / six months ended September, 2007

7 Consequent upon Accounting Standards 11 "The Effect of Changes in Foreign Exchange Rates" ("AS") as notified by Companies (Accounting Standards) Rules, 2006 becoming applicable to the current accounting period commencing on 1st April, 2007, and considering the view expressed by the Council of the Institute of Chartered Accountants of India that the provisions of the AS would prevail notwithstanding that they are in conflict with Schedule VI of the Companies Act, 1956, the Company has re examined the accounting policies related to accounting for changes in foreign exchange rates, as a result of which:

i Net gain arising on account of foreign exchange difference amounting to Rs. 185.69 crore and Rs.538.20 crore for the quarter and six months ended 30th September, 2007 respectively, relating to liabilities for acquisition of fixed assets, have been recognized in the Profit and Loss Account.

ii Gain of Rs. 32.90 crore and loss of Rs 186.45 crore for the quarter and six months ended 30th September, 2007 respectively arising on mark to market of Derivative Instruments are recognized in the Profit and Loss Account; and

iii Foreign Currency Convertible Bonds are treated as non-monetary liabilities also pursuant inter alia market price of the Company's equity share exceeding the conversion price, stipulated in the offer document. Consequently foreign exchange gain of Rs.129.00 crore and Rs. 543.75 crore for the quarter and six months ended 30th September,2007 respectively is not recognised in the Profit and Loss Account.

If these changes had not been made, the profit would have been lower by Rs.89.59 crore for the quarter ended 30th September 2007, and higher by Rs.192.00 crore for the six months ended 30th September, 2007.

8 No complaint from Investors was pending at the beginning of the quarter. During the quarter 129 complaints were received and all the complaints were resolved. No complaint was pending as on 30th September, 2007.

9 The Company is operating Wireless, Broadband, Global and Others segments as per Accounting Standard 17 (Segment Reporting), issued by the Institute of Chartered Accountants of India, and accordingly segment wise information are given.

10 After review by the Audit Committee, Board of Directors of the Company has approved the above results at their meeting held on 31st October, 2007 and same are subjected to limited review by the Statutory Auditors of the Company.

Place: Mumbai
Date: 31st October, 2007.

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

For Reliance Communications Limited

Anil D. Ambani
Chairman

RELIANCE COMMUNICATIONS LTD.

END